Filed by RMR Asia Pacific Real Estate Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: RMR Asia Pacific Real Estate Fund

Commission File No. 811-22260

FOR IMMEDIATE RELEASE

Contacts:
Timothy A. Bonang, Vice President,
Investor Relations, or Carlynn Finn,
Manager, Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Funds’ Revised Merger Documents Filed With SEC

Newton, MA (August 1, 2011): RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP) today announced that it has filed a preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission, or the SEC, to effect its combination with RMR Real Estate Income Fund (NYSE Amex: RIF).

On June 6, 2011, RIF filed a preliminary joint proxy statement/prospectus to effect a merger of RAP into RIF.  Among other matters, that merger was conditioned upon receipt of a ruling from the U.S. Internal Revenue Service, or the IRS, that the merger would be a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.  After further consultation with the IRS, the Boards of Trustees of RAP and RIF have determined to restructure the proposed combination so that RIF will now be merged into RAP, with the substantive results of the combination remaining unchanged, insofar as the surviving fund in the merger will be substantively identical to RIF.  The following summarizes certain differences and similarities between the transaction proposed in the June 6 SEC filings, and the transaction proposed in the July 29 SEC filing:

•                  The completion of the merger is no longer conditioned upon RIF and RAP receiving a ruling from the U.S. Internal Revenue Service that the merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”); nonetheless, the merger is still intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

•                  The June 6 filing provided that newly issued common shares of RIF would be issued in exchange for common shares of RAP, with the number of shares to be issued based upon the relative net asset values (NAVs) of RAP’s and RIF’s common shares, respectively.  The July 29 filing provides that newly issued common shares of RAP will be issued in exchange for common shares of RIF, with the number of shares to be issued based upon the relative NAVs of RAP’s and RIF’s common shares, respectively.  Accordingly, although the direction of the merger has been reversed, the values upon which the exchange will be based remain identical.

•                  The June 6 filing provided that RIF would continue to focus its investments on income producing U.S. real estate securities after the merger.  The July 29 filing provides that RAP will change its investment focus to income producing U.S. real estate securities after the merger, and will also change all of its fundamental and non-fundamental investment objectives, policies and restrictions to match those of RIF.  In both circumstances, the surviving entity will focus on income producing U.S. real estate securities and implement its investment program using RIF’s fundamental and non-fundamental investment objectives, policies and restrictions.  Also, after the reorganization, RAP will change its name to “RMR Real Estate Income Fund” and adopt the “RIF” trading symbol.

•                  Prior to the closing of the merger, RAP will make a self tender offer for up to 20% of its outstanding common shares.  The tender offer price will be RAP’s NAV per common share at the time the purchase is completed.  This provision has not changed, and RAP’s tender offer remains conditioned on RAP’s shareholders approving their merger related proposals.

•                  The June 6 filing disclosed that the Board of RIF had conditionally approved raising RIF’s quarterly common share dividend rate by $0.02/share ($0.08/share per year).  The July 29 filing discloses that, after the merger, RAP expects to begin paying regular quarterly dividends at a rate that will be the substantive equivalent of the rate currently paid by RIF, increased by $0.02/share ($0.08/share per year).  Accordingly, this aspect of the proposed combination of RIF and RAP has not changed, and remains conditioned upon RAP’s shareholders approving their merger related proposals and the merger being completed.

•                  The June 6 filing provided that the preferred shareholders of RIF would not be adversely affected by the proposed merger.  The July 29 filing also provides that RIF preferred shareholders would not be adversely affected by the proposed merger, but additionally provides that RAP will exchange newly issued RAP preferred shares for the outstanding preferred shares of RIF, and that these new RAP preferred shares will have identical terms to the existing RIF preferred shares, including with respect to auction dates, rate periods and divided payment dates.

•                  RAP, in connection with its transformation into a fund similar to RIF, will adopt a leveraged capital structure by issuing preferred shares, as described above, and assuming RIF’s currently outstanding credit facility.

•                  RAP will amend its investment management agreement with RMR Advisors, Inc. so that its terms are identical to those of RIF’s management agreement with RMR Advisors, Inc.

The proposed merger will be submitted to a vote of RAP common shareholders at a special meeting of shareholders.  The RIF and RAP boards have determined that the proposed merger is in the best interests of RIF, RAP and their respective shareholders and that RIF’s preferred shareholders will not be adversely affected by the merger.  No shareholders’ vote by RIF will be required since RIF will be merging into a fund that is operated in the same manner.  The June 6 filing previously scheduled a special shareholders’ meeting on September 20, 2011 to consider the merger.  RAP will make an announcement concerning the timing for its special shareholders’ meeting and related matters at about the time the proxy statement/prospectus is declared effective by the SEC.

THE INFORMATION IN THIS PRESS RELEASE IS NOT COMPLETE.  A preliminary Proxy Statement/Prospectus has been filed with the SEC and persons interested in the proposed reorganization should read the complete SEC filings.  Moreover, these SEC filings are preliminary only.  The final terms of the reorganization described in this press release may change as a result of comments received from the SEC staff or otherwise.  The documents filed with the SEC may be amended or withdrawn and they will not be distributed to shareholders of RAP or RIF unless and until they are declared effective by the SEC.  This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of RAP or RIF; nor is this press release intended to solicit a proxy from any shareholder of RAP or RIF.  The solicitation of the purchase or sale of securities or of proxies to effect the reorganization may only be made by a final, effective RAP Registration Statement, which includes a definitive Proxy Statement/Prospectus, after the RAP Registration Statement is declared effective by the SEC.

RAP, and its trustees, officers and employees, and investment advisor, RMR Advisors, Inc., and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed reorganization.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of RAP’s trustees, officers and employees, and RMR Advisors, Inc.’s shareholders, officers and employees and other persons by reading the preliminary and definitive Proxy Statement/Prospectus regarding the proposed reorganization, filed with the SEC, when they become available.

The RAP Registration Statement has not yet become effective, and the information contained therein, including the information contained in the preliminary Proxy Statement/Prospectus, is not complete and is subject to change.  INVESTORS AND SECURITY HOLDERS OF RAP AND RIF ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION.  THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES AND OTHER IMPORTANT INFORMATION ABOUT RAP.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF RAP CAREFULLY.

RAP may not sell securities until RAP’s Registration Statement, which includes the Proxy Statement/Prospectus, filed with the SEC is effective.  The Proxy Statement/Prospectus is not an offer to sell securities, or a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

The tender offer referred to in this press release has not yet commenced and relates to a planned tender offer by RAP for up to 20% of its outstanding shares at a price equal to RAP’s NAV per common share at the time the purchase is completed.  This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of RAP.  The solicitation and the offer to buy shares of RAP common stock will be made pursuant to an offer to purchase and related materials that RAP intends to file with the SEC, subject to the satisfaction of the conditions described herein.  At the time the tender offer is commenced, RAP intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer.  RAP intends to mail these documents to the shareholders of RAP.  These documents will contain important information about the tender offer and shareholders of RAP are urged to read them carefully when they become available.

Investors may obtain free copies of the Proxy Statement/Prospectus, tender offer statement, and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Proxy Statement/Prospectus, tender offer statement and other documents filed with the SEC may also be obtained after RAP’s Registration Statement becomes effective by directing a request to: RMR Advisors, Inc., Two Newton Place, 255 Washington Street, Suite 300, Newton, MA, 02458 or by calling: (617) 332-9530.

RAP and RIF are both closed end managed investment companies managed by RMR Advisors, Inc., of Newton, MA.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE INCLUDES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON RAP’S AND RIF’S PRESENT BELIEFS AND EXPECTATIONS, BUT THEY ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR FOR VARIOUS REASONS, INCLUDING SOME REASONS BEYOND RAP’S AND RIF’S CONTROL. FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT A PRELIMINARY PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE SEC TO IMPLEMENT A REORGANIZATION BY WHICH RIF WILL BE MERGED INTO RAP. THE IMPLICATION OF THIS STATEMENT MAY BE THAT RIF WILL BE MERGED INTO RAP.  THIS MERGER IS CONDITIONED UPON SHAREHOLDER APPROVAL BY RAP SHAREHOLDERS AND CERTAIN OTHER MATTERS.  RAP SHAREHOLDERS MAY NOT APPROVE THIS MERGER.  ACCORDINGLY, THIS MERGER MAY NOT OCCUR.

•                  THIS PRESS RELEASE STATES THAT PRIOR TO THE REORGANIZATION RAP WILL UNDERTAKE A SELF TENDER OFFER FOR UP TO 20% OF ITS OUTSTANDING SHARES AT A PRICE EQUAL TO RAP’S NAV PER SHARE. THIS STATEMENT IMPLIES THAT RAP SHAREHOLDERS WHO DO NOT WISH TO REMAIN SHAREHOLDERS OF RAP AFTER IT CHANGES ITS INVESTMENT FOCUS TO THE CURRENT RIF INVESTMENT FOCUS, OR WHO WISH TO SELL THEIR RAP SHARES FOR OTHER REASONS, MAY BE ABLE TO SELL THEIR RAP SHARES AT NAV.  HOWEVER, IF RAP SHAREHOLDERS WHO OWN MORE THAN 20% OF RAP’S SHARES ELECT TO TENDER THEIR SHARES, ONLY A PRO-RATA AMOUNT OF THE TENDERED SHARES FROM EACH SHAREHOLDER WILL BE PURCHASED. ALSO, RAP’S MAKING A TENDER OFFER IS CONDITIONED UPON THE APPROVAL OF THE MERGER OF RIF INTO RAP, WHICH IS ITSELF CONDITIONED AS SET FORTH ABOVE.  ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT SHAREHOLDERS OF RAP WILL BE ABLE TO SELL ANY OR ALL OF THEIR RAP SHARES AT NAV.

•                  THIS PRESS RELEASE STATES THAT THE BOARD OF TRUSTEES OF RAP HAS CONDITIONALLY APPROVED A REGULAR QUARTERLY DIVIDEND AT A RATE FOR THE REORGANIZED FUND THAT WOULD BE THE SUBSTANTIVE EQUIVALENT OF RIF INCREASING ITS REGULAR QUARTERLY DIVIDEND RATE BY $0.02 PER SHARE PER QUARTER, OR $0.08 PER SHARE ON AN ANNUALIZED BASIS. RAP BELIEVES THAT ITS MERGER WITH RIF WILL CREATE CERTAIN ECONOMIES AND MAY LOWER ITS OPERATING COST RATIOS.  HOWEVER, FUTURE OPERATING COSTS ARE SUBJECT TO NUMEROUS UNCERTAINTIES SUCH AS CHARGES BY THIRD PARTY SERVICE PROVIDERS WHICH MAY BE BEYOND THE REORGANIZED FUND’S CONTROL.  THE REORGANIZED FUND’S ABILITY TO PAY FUTURE DIVIDENDS DEPENDS UPON THAT FUND’S FUTURE INCOME AS WELL AS ITS FUTURE OPERATING COSTS, AND THE REORGANIZED FUND’S INCOME IS ITSELF DEPENDENT UPON ITS INVESTMENT RESULTS AND MARKET CONDITIONS AFFECTING THE FUND’S INVESTMENT PORTFOLIO WHICH ARE BEYOND ITS CONTROL.  THE REORGANIZED FUND’S BOARD OF TRUSTEES MAY CHANGE, LOWER OR EVEN ELIMINATE ITS DIVIDENDS IN THE FUTURE.

FOR THESE AND OTHER REASONS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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